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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                Gravity Co., Ltd.
                                (Name of Issuer)

                    Common Stock, Par Value Won 500 Per Share

        Shares of Common Stock in the form of American Depository Shares*
                         (Title of Class of Securities)

                                    38911N107
                                 (CUSIP Number)

                          Moon Capital Master Fund Ltd.
                         c/o Moon Capital Management LP
                           499 Park Avenue, 8th Floor
                               New York, NY 10022
                        Attention: Andrew L. Wright, Esq.
                                 General Counsel
                                 (212) 652-4567

                                 with a copy to:
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                          Attention: Sey-Hyo Lee, Esq.
                                 (212) 408-5100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 23, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

----------
* Each American Depository Share represents one-fourth of one share of common stock, par value Won 500 per share (the "Common Stock").

                                  SCHEDULE 13D


CUSIP NO. 38911N107                                           PAGE 2 OF 11 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Moon Capital Master Fund Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

                   -0-
               -----------------------------------------------------------------
  NUMBER OF    8   SHARED VOTING POWER
   SHARES
BENEFICIALLY       541,984.25*
  OWNED BY     -----------------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH       -0-
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   541,984.25*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     541,984.25*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.8% of outstanding shares of Common Stock
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

----------
* Includes 105,971 shares of Common Stock and 1,744,053 American Depository Shares ("ADSs") representing 436,013.25 shares of Common Stock.

                                  SCHEDULE 13D


CUSIP NO. 38911N107                                           PAGE 3 OF 11 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Moon Capital Leveraged Master Fund Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

                   -0-
               -----------------------------------------------------------------
  NUMBER OF    8   SHARED VOTING POWER
   SHARES
BENEFICIALLY       7,311.75*
  OWNED BY     -----------------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH       -0-
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   7,311.75*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,311.75*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1% of outstanding shares of Common Stock
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

----------
*    Represents 29,247 ADSs.

                                  SCHEDULE 13D


CUSIP NO. 38911N107                                           PAGE 4 OF 11 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Moon Capital Management LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

                   -0-
               -----------------------------------------------------------------
  NUMBER OF    8   SHARED VOTING POWER
   SHARES
BENEFICIALLY       549,296*
  OWNED BY     -----------------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH       -0-
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   549,296*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     549,296*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9% of outstanding shares of Common Stock
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

----------
* Includes 105,971 shares of Common Stock and 1,773,300 ADSs representing 443,325 shares of Common Stock.

                                  SCHEDULE 13D


CUSIP NO. 38911N107                                           PAGE 5 OF 11 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     JWM Capital LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

                   -0-
               -----------------------------------------------------------------
  NUMBER OF    8   SHARED VOTING POWER
   SHARES
BENEFICIALLY       549,296*
  OWNED BY     -----------------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH       -0-
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   549,296*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     549,296*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9% of outstanding shares of Common Stock
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

----------
* Includes 105,971 shares of Common Stock and 1,773,300 ADSs representing 443,325 shares of Common Stock.

                                  SCHEDULE 13D

CUSIP NO. 38911N107                                           PAGE 6 OF 11 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     John W. Moon
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

                   -0-
               -----------------------------------------------------------------
  NUMBER OF    8   SHARED VOTING POWER
   SHARES
BENEFICIALLY       549,296*
  OWNED BY     -----------------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH       -0-
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   549,296*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     549,296*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9% of outstanding shares of Common Stock
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

----------
* Includes 105,971 shares of Common Stock and 1,773,300 ADSs representing 443,325 shares of Common Stock.

CUSIP NO. 38911N107               SCHEDULE 13D                Page 7 of 11 Pages


     This Amendment No. 2 (this "Amendment No. 2") further amends and supplements the Schedule 13D filed March 28, 2006 by Moon Capital Master Fund Ltd., Moon Capital Management, JWM Capital LLC and Mr. John W. Moon (the "Schedule 13D") in connection with the American Depository Shares of Gravity Co., Ltd., as amended and supplemented by Amendment No. 1 to the Schedule 13D filed May 4, 2006 by Moon Capital Master Fund Ltd., Moon Capital Leveraged Fund Ltd., Moon Capital Management, JWM Capital LLC and Mr. John W. Moon (the "Amendment No. 1") in connection with the American Depository Shares and shares of common stock of Gravity Co., Ltd. Capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings assigned to such terms in the Amendment No. 1 and / or the Schedule 13D.

Item 2. Identity and Background.

     The second paragraph of Item 2 is hereby amended and restated in its entirety as follows:

     The Master Fund, the Leveraged Fund, the Investment Manager, the IMGP and Mr. Moon are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures made herein with respect to persons or entities other than the Reporting Persons are made on information and belief. By virtue of the communications among the Reporting Persons and representatives of Ramius Capital Group, LLC and certain of its affiliates (collectively the "Ramius Entities") and certain actions as to the matters more fully described in Item 4 and the Sharing Agreement, dated as of March 28, 2006, between the Reporting Persons and the Ramius Entities as to the sharing of certain information and expenses attached as an exhibit to the Schedule 13D, the Reporting Persons may be deemed to be a "group" with the Ramius Entities for purposes of the Securities Exchange Act of 1934, as amended (the "Act"). On the basis of information provided to the Reporting Persons by the Ramius Entities, the Reporting Persons believe that the Ramius Entities are the beneficial owners of an aggregate of 1,582,154 ADSs and 105,973 shares of Common Stock representing approximately 7.2% of the outstanding shares of Common Stock. The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than the various accounts under the Reporting Persons' management and control. The securities reported herein as being beneficially owned by the Reporting Persons do not include any securities held by the Ramius Entities (including but not limited to accounts or entities under its control) or any other person or entity other than the various entities and accounts under the Reporting Persons' management and control.

Item 4. Purpose of Transaction.

     Item 4 is hereby amended by adding the following at the end thereof:

     On May 23, 2006, the Gravity Committee for the Fair Treatment of Minority Shareholders (the "Committee") sent a letter to the chief executive officer and the Board of Directors of Gravity asking the Board to, among other things establish a special committee to be comprised of independent directors and a shareholder representative of the Committee's choosing to examine alternatives for maximizing the value of Gravity's popular

CUSIP NO. 38911N107               SCHEDULE 13D                Page 8 of 11 Pages


online game Ragnarok. A copy of the letter is included in the press release of the Committee being issued May 24, 2006 which is attached as Exhibit 2 hereto and incorporated herein by reference.

     Ragnarok is currently offered in the Japanese market under license to GungHo Online Entertainment ("GungHo") which expires in August 2006. In the letter, the Committee asked the Board to establish the special committee, to examine two specific scenarios: (1) auction the Japan Ragnarok license for maximum value to interested third parties, including GungHo, or (2) allow the license to expire, create a Japanese subsidiary to directly offer Ragnarok in Japan, and list the subsidiary on one of the Japanese stock exchanges. The Committee expects to discuss this issue with Gravity and will take whatever steps are necessary to ensure that the value of the Japan Ragnarok franchise is realized for the benefit of all Gravity shareholders.

Item 5. Interest in Securities of the Issuer.

     Section A of Item 5 is hereby amended and supplemented as follows:

A. As of the date hereof, the Reporting Persons have the following interests in the securities of Gravity:

     (a)  Moon Capital Master Fund Ltd.

          (i)  Amount beneficially owned: 541,984.25*

     The percentages used herein and in the rest of this Schedule 13D are calculated based upon the 6,948,900 shares of Common Stock issued and outstanding as of the date hereof, including through ADSs.

          (ii) Percent of class: 7.8% of outstanding shares of Common Stock

          (iii) Number of shares as to which such person has:

               (a)  Sole power to vote or direct the vote: -0-

               (b)  Shared power to vote or direct the vote: 541,984.25*

               (c)  Sole power to dispose or direct the disposition: -0-

               (d)  Shared power to dispose or direct the disposition:
                    541,984.25*

     (b)  Moon Capital Leveraged Master Fund Ltd.

----------
* Includes 105,971 shares of Common Stock and 1,744,053 ADSs representing 436,013.25 shares of Common Stock.

CUSIP NO. 38911N107               SCHEDULE 13D                Page 9 of 11 Pages


          (i)  Amount beneficially owned: 7,311.75**

          (ii) Percent of class: 0.1% of outstanding shares of Common Stock

          (iii) Number of shares as to which such person has:

               (a)  Sole power to vote or direct the vote: -0-

               (b)  Shared power to vote or direct the vote: 7,311.75**

               (c)  Sole power to dispose or direct the disposition: -0-

               (d)  Shared power to dispose or direct the disposition:
                    7,311.75**

     (c)  Moon Capital Management LP

          (i)  Amount beneficially owned: 549,296***

          (ii) Percent of class: 7.9% of outstanding shares of Common Stock

          (iii) Number of shares as to which such person has:

               (a)  Sole power to vote or direct the vote: -0-

               (b)  Shared power to vote or direct the vote: 549,296***

               (c)  Sole power to dispose or direct the disposition: -0-

               (d)  Shared power to dispose or direct the disposition:
                    549,296***

     (d)  JWM Capital LLC

          (i)  Amount beneficially owned: 549,296***

          (ii) Percent of class: 7.9% of outstanding shares of Common Stock

          (iii) Number of shares as to which such person has:

               (a)  Sole power to vote or direct the vote: -0-

               (b)  Shared power to vote or direct the vote: 549,296***

               (c)  Sole power to dispose or direct the disposition: -0-

----------
**   Represents 29,244 ADSs.

*** Includes 105,971 shares of Common Stock and 1,773,300 ADSs representing 443,325 shares of Common Stock.

CUSIP NO. 38911N107               SCHEDULE 13D               Page 10 of 11 Pages


               (d)  Shared power to dispose or direct the disposition:
                    549,296***

     (e)  Mr. John W. Moon

          (i)  Amount beneficially owned: 549,296***

          (ii) Percent of class: 7.9% of Outstanding shares of Common Stock

          (iii) Number of shares as to which such person has:

               (a)  Sole power to vote or direct the vote: -0-

               (b)  Shared power to vote or direct the vote: 549,296***

               (c)  Sole power to dispose or direct the disposition: -0-

               (d)  Shared power to dispose or direct the disposition:
                    549,296***

     Section C of Item 5 is hereby supplemented as follows:

     On May 15, 2006 the Master Fund purchased 13,900 ADSs on the open market at a price of $8.07 per share.

     On May 15, 2006 the Leveraged Fund purchased 200 ADSs on the open market at a price of $8.07 per share.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

     The second paragraph of Item 6 is hereby amended in its entirety and a new third paragraph is added as follows:

     The Reporting Persons have entered into a Joint Filing Agreement attached as Exhibit 1 hereto, as required by Rule 13d-1(k) under the Act.

     The Committee will issue a press release dated May 24, 2006 with regard to its letter sent on May 23, 2006 to the chief executive officer of Gravity and the Board, a copy of which is attached as Exhibit 3 hereto.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement Pursuant to Rule 13d-1(k)

Exhibit 3 Press Release dated May 24, 2006

----------
*** Includes 105,971 shares of Common Stock and 1,773,300 ADSs representing 443,325 shares of Common Stock.

CUSIP NO. 38911N107               SCHEDULE 13D               Page 11 of 11 Pages


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Dated: May 23, 2006                  /s/ John W. Moon
                                     -------------------------------------------
                                     John W. Moon,
                                     individually and as managing member of
                                     JWM Capital LLC,
                                     for itself and as the general partner of
                                     Moon Capital Management LP,
                                     for itself and as the investment manager of
                                     Moon Capital Master Fund Ltd. and
                                     Moon Capital Leveraged Master Fund Ltd.